

VIA FACSIMILE AND U.S. MAIL

December 1, 2009

Kent W. Hackamack
Vice President of Finance and Treasurer
Titan International, Inc.
2701 Spruce Street
Quincy, Illinois 62301

> **RE: Titan International, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Forms 10-Q for the Periods Ended March 31, 2009, June 30, 2009 and**
> **September 30, 2009**
> **Definitive Proxy Statement on Schedule 14A filed March 30, 2009**
> **File No. 1-12936**

Dear Mr. Hackamack:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the matters listed below. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 1. Business, page 1

1. Item 101(a) of Regulation S-K requires a general description of how your business has developed during the last five fiscal years, including, but not limited to, information about the year and form of organization as well as the nature and results of any material merger, consolidation or acquisition of, or by, a registrant or any of its significant subsidiaries. In future filings, please consider providing a brief narrative of your corporate history in the introductory paragraph of your business disclosure, which should also highlight material

business developments (for example we note disclosure about the OTR tire assets of Continental Tire North America, Inc., and The Goodyear North American farm tire asset acquisition).

2. On page 3, you identify the U.S. Government as one of your core long-term customers. If a material portion of your business may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the U.S. Government, please revise your disclosure in future filings to include information required to be disclosed in accordance with Item 101(c)(1)(ix) of Regulation S-K, to the extent that such information is material.

Patents, Trademarks and Royalties, page 7

3. Please file the license agreement with The Goodyear Tire & Rubber Company as an exhibit with your next annual report.

Research, Development and Engineering, page 7

4. We note that your disclosure lacks information about the estimated amount spent during each of the last three fiscal years on company-sponsored research and development activities determined in accordance with generally accepted accounting principles. To the extent material, in future filings please revise your disclosure to comply with Item 101(c)(1)(xi) of Regulation S-K.

Export Sales, page 8

5. Please note that disclosure provided in the last two paragraphs represents risk factor disclosure which is more appropriate for the risk factor section of your annual report. Please revise your future filings accordingly.

Item 1a - Risk Factors, page 10

6. Please note that Item 503(c) of Regulation S-K requires that each risk factor is set forth under a subcaption that adequately describes the risk. Risk factor disclosure should concisely, but adequately describe currently material risks affecting your business. For example, it is unclear how changes in government regulations and policies related to farm and ethanol subsidies would affect your business, or what drives the product liability claims and what the extent of such risk may be. In future filings, please reorganize your risk factor disclosure to include subcaptions and further expand the content of your risk factor disclosure to clearly communicate to the investors how the enumerated risks may affect your business.

7. In future filings, please expand your risk factor disclosure to capture all material risks that the company faces because of current market conditions and predicted volatility. Please avoid overly broad and boilerplate disclosure and provide more specific information to focus on actual risks, including, but not limited to:

a) providing qualitative and quantitative information to alert investors about how the market downturn in the construction industry, and the worldwide recession and the economic crisis in general, have affected and may affect your business and financial performance (we note your results of operations for the quarter ended September 30, 2009, which reflected a loss from operations of $(15.8) million, compared to income from operations of $21.3 million for the same period in 2008);

b) the impact that the extended shut-downs implemented by the company's major customers have had on your operating results, and the likelihood of future interruptions of your production facilities (see disclosure in the second to last paragraph on page 19 of your latest quarterly report);

c) the effect that the decrease in the fair value of Titan Europe Plc may have on your business considering the recording of a $37.7 million temporary impairment charge at the end of 2008 (we note your disclosure in Note 7, page F-13); and

d) the effect that the fluctuation of the pension costs may have on your financial position (we note disclosure at the end of page 34 regarding your defined pensions plans being underfunded by $28.7 million).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Agricultural Market Outlook, page 33

8. Please tell us what consideration have you given to filing the supply agreement with John Deere as an exhibit to the annual report.

Exhibit Index, page 41

General

9. With respect to all of your material business acquisitions and related arrangements, please file all acquisition and similar agreements as exhibits to your next annual report. See Item 601(b)(2) of Regulation S-K. We note, as examples, the acquisition of OTR tire assets from Continental Tire North America, Inc. and The Goodyear North American farm tire asset acquisition.

10. Please file all employment agreements with your named executive officers as exhibits to your next annual report. We note disclosure starting on page 13 of your 2008 definitive proxy statement.

11. It appears that you have not filed the final executed version of the Amended and Restated Credit Agreement dated January 30, 2009 (Exhibit 10.10). We also note that you have not filed the exhibits and schedules to this agreement. Please file the complete copy of this agreement with your next periodic report and ensure that you file the final version of all of your material documents and agreements.

Financial Statements

31. Subsidiary Guarantor Financial Information, page F-30

12. Your December 31, 2008 and 2007 consolidating condensed balance sheets reflect material intercompany receivables and intercompany payables. Please tell us the nature of your intercompany accounts as presented on pages F-31 and F-32. Please tell us where you are classifying the changes in intercompany receivables/payables in your consolidating condensed statements of cash flows. The guidance in paragraphs 18 and 136 of SFAS 95 regarding the classification of intercompany advances may be relevant.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

General

13. Please address the comments above in your interim filings as well.

Financial Statements

5. Investment In Titan Europe PLC, page 7

14. In Note 7 on page F-13 of your Form 10-K for the year ended December 31, 2008, you indicated that in January 2009 you purchased additional shares of Titan Europe Plc, resulting in a 23% interest. You disclosed that due to your higher ownership interest, you would account for your interest in Titan Europe Plc as an equity method investment. In Note 5 of your third quarter Form 10-Q, you disclosed that the equity method of accounting is not appropriate because of your inability to obtain the needed quarterly financial information from Titan Europe Plc. You also concluded that your investment in Titan Europe Plc will continue to be accounted for as an available-for-sale security. Please tell us how you determined that you do not have the ability to exercise significant influence over the operating and financial policies of Titan Europe Plc. Given that Maurice M. Taylor, Chairman and CEO of Titan International, Inc. is also the Chairman of Titan Europe Plc, please tell us what consideration you gave to ASC 323-10-15-6 in determining whether you have significant influence over Titan Europe Plc. Please provide us with a comprehensive analysis.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Impairment of Goodwill, page 20

15. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value and to the extent that goodwill for these

reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

- Identify the reporting unit;
- The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
- The amount of goodwill;
- A description of the assumptions that drive the estimated fair value;
- A discussion of the uncertainty associated with the key assumptions. For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
- A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us supplementally with the disclosures you intend to include in future filings.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON MARCH 30, 2009

Compensation Discussion & Analysis, page 11

16. Your CD&A should provide a more detailed analysis of how the compensation committee made its decisions regarding compensation paid to executives in 2008. We understand your disclosure that the committee's philosophy is to use its experience and judgment to evaluate and determine the company's executive compensation packages rather than a formula. However, CD&A should clearly explain how the qualitative items that the committee considered translated in to objective pay determinations. Please amend your Form 10-K to enhance your discussion significantly and to respond to the specific comments we have below.

17. Under the subheading "Objective," you discuss the production of Titan's new super giant radial off-the-road tire, sales for 2008 and stock performance over the past five years. You have not discussed whether or how the committee considered these items in determining any element of compensation. We note that these items are not specifically discussed with respect to salary or cash bonus. Further, it is not clear how these items relate to the objectives of the company's compensation program. Please clarify what role these items played in the committee's pay determinations for 2008.

Base Salary, page 12

18. You disclose that the compensation committee considers, among other factors, the competitive marketplace conditions in setting base salaries for the named executive officers. Since the committee does not use the services of a compensation consultant, please disclose

what type of data the committee reviews and takes into consideration to help it assess the marketplace for executive talent, and how such information influences the committee's decisions. Similarly, it is unclear how the committee evaluated "current performance" and whether this was the company's performance, the executive's performance, or both in determining the amount of salary paid. For example, it is unclear why Mr. Hackamack and Ms. Holley received a $15,000 increase in the base salary.

Cash Bonus, page 12

19. Your disclosure about how the committee arrived at the bonus amounts for the named executive officers is overly broad and generic and provides no analysis as to the factors considered by the committee in arriving at these payouts. The disclosure that there is no pre-established plan or formula for determining the bonus amount also appears to be inconsistent with section 3 of each of Mr. Taylor's, Mr. Hackamack's and Ms. Holley's employment agreements, which provides that the bonus will be based on specified criteria and that the Board will establish the bonus and performance standards at the beginning of each year. In accordance with Item 402(b)(1)(v), Items 402(b)(2)(v) and (vii) of Regulation S-K, your disclosure should discuss in reasonable detail how the amount for each element of compensation is determined, and how the specific items of corporate and individual performance influence the compensation committee's decisions in arriving at specific compensation amounts. Please provide quantitative and qualitative disclosure of each material factor considered by the compensation committee in setting these bonus amounts, and avoid overly broad and boilerplate disclosure.

20. We note that the board requested a two-year extension of Mr. Taylor's employment agreement in 2008 and paid a $375,000 installment on a $750,000 extension bonus in 2008, with the remainder due in 2009. We note that Mr. Taylor's employment agreement provides for automatic annual extensions of the agreement in the absence of a termination notice having been given by either party. The agreement does not condition the extensions on extension bonuses. Therefore, please revise your disclosure to explain how and why you determined to award an extension bonus in the amount paid.

CEO Employment Agreement, page 13

21. The use of the term "contractual obligation" is unclear with respect to the benefits afforded to the CEO in the event of his retirement. Please revise to enhance the clarity of your disclosure regarding these contractual arrangements, including CEO's right to "elect his contractual rights" and how the payments under the contractual obligation will be determined. Please also clarify whether these are the supplemental retirement benefits provided for in section 11 of Mr. Taylor's employment agreement, and describe the material terms of those benefits here or under "Retirement or Voluntary Termination of Employment." Please also comply with this comment with respect to the other named executive officers' contractual obligations and supplemental retirement benefits (we note similar provisions in section 11 of Mr. Hackamack's and Ms. Holley's employment agreements).

Potential Payments on Change of Control, page 14

22. Please describe in greater detail the provisions of the agreements you have with each of the named executive officers for payments upon a change of control. Explain what constitutes a Change of Control for purposes of these agreements, and explain the basis for selecting these events as triggering payment, including the rationale for providing a single trigger for payment. In this regard, we note that under section 7.3, Mr. Taylor may elect to terminate the agreement and receive change of control benefits upon the occurrence of any of the "change of control" events. Please also discuss the provisions for the payment of change of control benefits. Please see Item 402(j) of Regulation S-K for additional guidance.

Summary Compensation Table, page 15

23. We note your footnote (a) disclosure regarding the 401(k) matching contributions. We also note "401(k)" disclosure on page F-23 to your consolidated financial statements indicating that the company sponsors four 401(k) retirement savings plans. Please include a brief narrative disclosure about the 401(k) plan in which your named executive officers are participating.

Related Party Transactions, page 23

24. In accordance with Item 404(a)(1) of Regulation S-K, please identify the companies and the people related to the CEO, and the basis on which they are related.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Attorney, at (202) 551-3369 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief